December 5, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Compass EMP Funds Trust (File Nos. 811-22696; 333-181176)

Dear Sir/Madam:

On behalf of Compass EMP Funds Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 14 to the Trust’s Registration Statement (the “Amendment”).  The purpose of this filing is to make changes to the investment strategy of the Compass EMP Long/Short Fixed Income Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP